Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
RESTATED CERTIFICATE OF INCORPORATION
OF
FIRST MID-ILLINOIS BANCSHARES, INC.
The corporation organized and existing under and by virtue of the Delaware General Corporation Law does hereby certify:

1.	The name of the corporation (the “Corporation”) is First Mid-Illinois Bancshares, Inc.

2.	The Restated Certificate of Incorporation of the Corporation shall be amended by striking the text of Article I and substituting in lieu thereof the following:

“The name of the Corporation is
FIRST MID BANCSHARES, INC.”

3.	The amendment of the Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Sections 141 and 242 of the Delaware General Corporation Law.

In Witness Whereof, the undersigned has executed this Certificate of Amendment on this 25th day of April, 2019.

By: /s/ Joseph R. Dively
Name: Joseph R. Dively
Title: CEO & President